UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

JOCOM HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

47776D104

(CUSIP Number)

Wen Chean, Sew

Unit No. 11-1, Level 11, Tower 3, Avenue 3, Bangsar South,

No. 8 Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia

+6012 5189937

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 27, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47776D104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WORLDORY SDN BHD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) NORMAL BUSINESS OPERATIONS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION MALAYSIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,000,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 38,000,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.88%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 47776D104	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Jocom Holdings Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Unit No. 11-1, Level 11, Tower 3, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia

Item 2. Identity and Background.

(a)	This schedule 13D is being filed on behalf of Worldory Sdn Bhd.

(b)	The principal business address of Worldory Sdn Bhd is 75-1, Jalan 5/62A, Bandar Menjalara, 52200 Kuala Lumpur.

(c)	None of the Worldory Sdn Bhd Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(d)	None of the Worldory Sdn Bhd Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Worldory Sdn Bhd is a company incorporated in Malaysia.

Item 3. Source or Amount of Funds or Other Consideration.

Worldory Sdn Bhd obtained the shares of Common Stock from the cash generated from their normal business operations.

Item 4. Purpose of Transaction.

Worldory Sdn Bhd acquired the shares of common stocks for investment purposes. Worldory Sdn Bhd may purchase additional shares for the same purpose.

Item 5. Interest in Securities of the Issuer.

(a,b) The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. The Reporting Person has the sole power to vote or dispose of their shares listed on the cover page of this Schedule 13D.

(c) The Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7. Material to Be Filed as Exhibits.

CUSIP No. 47776D104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLDORY SDN BHD

/s/ Yong Yuet Kum Insert Name

Director Insert Title

September 6, 2024 Insert Date